

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2021

Douglas Groves
Chief Financial Officer
Iteris, Inc
1700 Carnegie Avenue, Suite 100
Santa Ana, CA 92705

Re: Iteris, Inc.
Registration Statement on Form S-3
Filed June 8, 2021
File No. 333-256898

Dear Mr. Groves:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jay Mumford at 202-551-3637 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing